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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Kamehameha Activities Association
567 South King Street
Honolulu, HI 96813


Estate of Bernice Pauahi Bishop
567 South King Street
Honolulu, HI 96813

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

The Goldman Sachs Group, Inc. (NYSE: GS)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

8/00

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.01 per
share ("Common Stock") (1)            8/1/00         S(2)             10,987,711  D   $97.00(2) 10,987,710   D (as to     I (as to
                                                                                                             all shares   beneficial
                                                                                                             held by      ownership
                                                                                                             Kamehameha   of all
                                                                                                             Activities   shares in
                                                                                                             Association) respect
                                                                                                                          of the
                                                                                                                          Estate of
                                                                                                                          Bernice
                                                                                                                          Pauahi
                                                                                                                          Bishop)

====================================================================================================================================

Reminder:  Report on a separate line for each class of securities benenfically owned directly or indirectly.

*          If the Form is filed by more than one Reporting Person, see
           Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Pursuant to the Voting Agreement dated as of April 30, 1999 (the "Voting Agreement"), among Kamehameha Activities Association ("KAA", which is wholly owned by the Estate of Bernice Pauahi Bishop), the Trustees of the Estate of Bernice Pauahi Bishop (the "Bishop Estate") and The Goldman Sachs Group, Inc., ("GS, Inc."), each of KAA and the Bishop Estate may be deemed to be the beneficial owner of the shares of Common Stock held by the managing directors of GS, Inc. Under the terms of the Voting Agreement, KAA and the Bishop Estate have agreed to vote the shares they beneficially own in the same manner as the majority of shares of Common Stock held by the managing directors of GS, Inc. These managing directors of GS, Inc. are also a party to a Shareholders' Agreement dated May 7, 1999 (the "Shareholders' Agreement") in respect of the shares of Common Stock which they beneficially own, to which neither KAA nor the Bishop Estate is a party. Sumitomo Bank Capital Markets, Inc. ("SBCM") and The Sumitomo Bank, Limited ("Sumitomo") are also parties to a Voting Agreement dated as of April 30, 1999 (the "SBMC Voting Agreement") among SBCM (which is wholly owned by Sumitomo), Sumitomo and GS, Inc., under which SBCM and Sumitomo may be deemed to have shared voting power with the managing directors of GS, Inc. for the shares of Common Stock which they beneficially own which are subject to the SBCM Voting Agreement. Accordingly, pursuant to the Voting Agreement the Shareholders' Agreement and the SBCM Voting Agreement, KAA and the Bishop Estate may be deemed to have acquired shared voting power with respect to the Common Stock of GS, Inc. subject to these agreements; however, KAA and the Bishop Estate disclaim beneficial ownership or shared voting power with respect to the Common Stock of GS, Inc. subject to the Shareholders' Agreement or the SBCM Voting Agreement.

(2) On August 1, 2000, in connection with the sale by KAA of shares of Common Stock in a registered underwritten public offering, KAA entered into three underwriting agreements with the underwriters listed therein. Pursuant to the underwriting agreements, KAA agreed to sell an aggregate of 10,987,711 shares of Common Stock to the underwriters, at $97.00 per share, for settlement on August 7, 2000. The shares were subsequently sold to the public at $99.75 per share.


/s/ Wallace G. K. Chin                                 September 7, 2000
----------------------------------------               -----------------
**  Signature of Reporting Person (on                          Date
    behalf of Kamehameha Activities
    Association


/s/ Eric Yeaman                                        September 7, 2000
----------------------------------------               -----------------
**  Signature of Reporting Person (on                          Date
    behalf of the Estate of Bernice
    Pauahi Bishop)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                    Page 2



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